September 29, 2021

VIA EDGAR

Keith O’Connell

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares China Innovation ETF

(File Nos. 333-180870 and 811-22698)

Dear Mr. O’Connell:

On June 16, 2021, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 283 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 283”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001829126-21-005141). Post-Effective Amendment No. 283 was filed to register a new series of the Registrant, the KraneShares China Innovation ETF (“Fund”).

On August 2, 2021, you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 283. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 283. Any changes to the Fund’s Prospectus and Statement of Additional Information will be filed in a Post-Effective Amendment.

1.	Please disclose to the Staff the ticker symbol for the Fund.

RESPONSE: The ticker symbol for the Fund is KGRO.

2.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least one week before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Securities and Exchange Commission
September 29, 2021

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Acquired Fund Fees and Expenses**	0.73%
Total Annual Fund Operating Expenses	0.99%

*Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.

**Based on estimated amounts for the current fiscal year. “Acquired Fund Fees and Expenses” are expenses incurred indirectly by the Fund through its ownership of shares of other investment companies (such as exchange-traded funds). They are not direct operating expenses paid by Fund shareholders and are not used to calculate the Fund’s net asset value (“NAV”). In addition, “Acquired Fund Fees and Expenses” will not be reflected in the Fund’s Financial Statements in its shareholder report. Therefore, the amounts listed in “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement” will differ from those presented in the Fund’s Financial Highlights.

Example

1 Year	3 Years
$101	$315

3.	In the Fund’s “Principal Investment Strategies” section, given the use of “China” in the Fund name, please disclose that the Fund will invest at least 80% of its net assets in companies that are tied economically to China. In addition, please disclose that any new underlying funds will invest at least 80% of its assets in China.

RESPONSE: The Registrant has revised the Fund’s “Principal Investment Strategies” to state that the Fund will invest at least 80% of its net assets in companies that are tied economically to China. In addition, the Registrant has revised the second sentence of first paragraph of the Fund’s “Principal Investment Strategies” to the following:

Each Underlying ETF seeks, and each future Underlying ETF will seek, to provide investment results, before fees and expenses, corresponding to the price and yield performance of its respective underlying index and invests primarily in the publicly issued shares of companies that are based in, operate in or are otherwise economically tied to China, including A-Shares, B-Shares, H-Shares, P-Chips and Red Chips.

4.	Please revise disclosure in the “Principal Investment Strategies” section regarding the Fund’s investments in KURE to add “to” after “designed”.

RESPONSE: The Registrant has made the change.

5.	Please revise disclosure in the “Portfolio Manager” section of the “Fund Summary” to add the Fund’s inception year.

RESPONSE: No change was made in response to this comment. The “Portfolio Manager” section currently states that the each Portfolio Manager has managed the Fund since its inception. The Registrant has considered the staff’s comment, but believes the language complies with Item 5(b) of Form N-1A, as the date of the inception year cannot be ascertained until the Fund commences operations.

*        *        *        *        *

Securities and Exchange Commission
September 29, 2021

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Franklin Na at (202) 778-9473.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Krane Funds Advisors, LLC

Franklin Na

K&L Gates LLP